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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

SYSWIN Inc.

(Name of the Issuer)

SYSWIN Inc.
Liangsheng Chen
Brilliant Strategy Limited
Brilliant Acquisition Limited
(Names of Persons Filing Statement)

Ordinary Shares, par value $0.0000008 per share
American Depositary Shares, each representing four Ordinary Shares
(Title of Class of Securities)

872058102(1)

(CUSIP Number)

Ray Han SYSWIN Inc. 9th Floor, SYSWIN Building No.316 Nan Hu Zhong Yuan Chaoyang District, Beijing 100102 People's Republic of China Telephone: +86 10 8497 8088	Liangsheng Chen
Brilliant Strategy Limited
Brilliant Acquisition Limited
c/o: Liangsheng Chen
9th Floor, SYSWIN Building
No.316 Nan Hu Zhong Yuan
Chaoyang District, Beijing 100102
People's Republic of China
Telephone: +86 10 8497 8088

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Ling Huang, Esq.
W. Clayton Johnson, Esq.
Cleary Gottlieb Steen & Hamilton LLP
Twin Towers—West (23Fl)
12 B Jianguomenwai Avenue
Chaoyang District, Beijing 100022
People's Republic of China
Telephone: +86 10 5920 1000	Zhan Chen, Esq. Wilson Sonsini Goodrich & Rosati P.C. Jin Mao Tower, 38F, Unit 03 88 Century Boulevard Pudong New Area, Shanghai 200121 People's Republic of China Telephone: +86 21 6165 1700	Kefei Li, Esq.
Wilson Sonsini Goodrich & Rosati P.C.
Unit 2901, 29F, Tower C
Beijing Yintai Center
No. 2 Jianguomenwai Avenue
Chaoyang District, Beijing 100022
People's Republic of China
Telephone: +86 10 6529 8300

This statement is filed in connection with (check the appropriate box):

a
☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b
☐ The filing of a registration statement under the Securities Act of 1933.

c
☐ A tender offer

d
☒ None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**

$39,357,882	$5,408

*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the aggregate cash payment for the proposed per share cash payment of $0.5125 for 76,795,868 outstanding ordinary shares of the issuer subject to the transaction (the "Transaction Valuation").

**
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2013, was calculated by multiplying the Transaction Valuation by 0.0001364.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

(1)
This CUSIP number applies to the Issuer's American Depositary Shares, each of which represents four Ordinary Shares. No CUSIP number has been assigned to the Ordinary Shares.

INTRODUCTION

        This Amendment No. 2 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (as amended, this "Transaction Statement"), is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (a) SYSWIN Inc., a Cayman Islands company (the "Company"), the issuer of the ordinary shares, par value $0.0000008 per share (each, a "Share" and collectively, the "Shares"), including the Shares represented by the American depositary shares ("ADSs"), each representing four Shares, that are subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Mr. Liangsheng Chen, the chief executive officer, president and a director of the Company; (c) Brilliant Strategy Limited, a British Virgin Islands company ("Parent"); and (d) Brilliant Acquisition Limited, a Cayman Islands company and a wholly owned subsidiary of Parent ("Merger Sub").

        On December 24, 2012, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the "merger agreement") providing for the merger of Merger Sub with and into the Company (the "merger"), with the Company continuing as the surviving company after the merger as a wholly owned subsidiary of Parent. Parent and Merger Sub are beneficially owned by Mr. Liangsheng Chen.

        Under the terms of the merger agreement, at the effective time of the merger (the "effective time"), each outstanding Share will be cancelled in exchange for the right to receive $0.5125 and each ADS, each representing four Shares, will represent the right to receive $2.05, in each case, in cash, without interest and net of any applicable withholding taxes, excluding (a) Shares and ADSs beneficially owned by any of the Filing Persons prior to the effective time of the merger, which will be cancelled for no consideration, and (b) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under the Companies Law (2012 Revision) of the Cayman Islands, which will be cancelled and represent the right to receive their appraised or other agreed value.

        The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite approval of the shareholders of the Company. The merger agreement must be approved by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting of shareholders of the Company held in accordance with its memorandum and articles of association.

        The Company will make available to its shareholders a proxy statement (the "Proxy Statement," a copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.

        The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.

        All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has produced any disclosure with respect to any other Filing Person.

Item 1    Summary of Term Sheet

        The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	"Summary Term Sheet"
•	"Questions and Answers about the Extraordinary General Meeting and the Merger"

Item 2    Subject Company Information

(a)	Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
	•	"Summary Term Sheet—The Parties Involved in the Merger"
(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
	•	"The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote"
	•	"Security Ownership of Certain Beneficial Owners and Management of the Company"
(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
	•	"Market Price of the Company's ADSs, Dividends and Other Matters"
(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
	•	"Market Price of the Company's ADSs, Dividends and Other Matters"
(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
	•	"Transactions in the Shares and ADSs"
(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
	•	"Transactions in the Shares and ADSs"

Item 3    Identity and Background of Filing Persons

(a)	Name and Address. SYSWIN Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet—The Parties Involved in the Merger"
	•	"Annex D—Directors and Executive Officers of the Company and Each Entity in the Buyer Group"

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet—The Parties Involved in the Merger"
	•	"Annex D—Directors and Executive Officers of the Company and Each Entity in the Buyer Group"
(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet—The Parties Involved in the Merger"
	•	"Annex D—Directors and Executive Officers of the Company and Each Entity in the Buyer Group"

Item 4    Terms of the Transaction

(a)-(1)	Material Terms—Tender Offers. Not applicable.
(a)-(2)	Material Terms—Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet"
	•	"Questions and Answers about the Extraordinary General Meeting and the Merger"
	•	"Special Factors—Background of the Merger"
	•	"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"
	•	"Special Factors—Purposes of and Reasons for the Merger"
	•	"Special Factors—Interests of Certain Persons in the Merger"
	•	"The Extraordinary General Meeting"
	•	"The Merger Agreement"
	•	"Material U.S. Federal Income Tax Considerations"
	•	"Material PRC Income Tax Considerations"
	•	"Material Cayman Islands Tax Considerations"
	•	"Annex A—Agreement and Plan of Merger"
(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
	•	"Special Factors—Interests of Certain Persons in the Merger"
	•	"The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting"
	•	"The Merger Agreement"
	•	"Annex A—Agreement and Plan of Merger"

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
	•	"Dissenters' Rights"
	•	"Annex C—Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised)—Section 238"
(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
	•	"Provisions for Unaffiliated Security Holders"
(f)	Eligibility of Listing or Trading. Not applicable.

Item 5    Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
	•	"Special Factors—Interests of Certain Persons in the Merger"
	•	"Special Factors—Related Party Transactions"
	•	"Transactions in the Shares and ADSs"
(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
	•	"Special Factors—Background of the Merger"
	•	"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"
	•	"Special Factors—Purposes of and Reasons for the Merger"
	•	"Special Factors—Interests of Certain Persons in the Merger"
	•	"The Merger Agreement"
	•	"Annex A—Agreement and Plan of Merger"
(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
	•	"Special Factors—Background of the Merger"
	•	"Special Factors—Interests of Certain Persons in the Merger"
	•	"The Merger Agreement"
	•	"Annex A—Agreement and Plan of Merger"
(e)	Agreements Involving the Subject Company's Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
	•	"Special Factors—Background of the Merger"
	•	"Special Factors—Interests of Certain Persons in the Merger"
	•	"Special Factors—Voting by the Buyer Group at the Extraordinary General Meeting"

•	"The Merger Agreement"
•	"Transactions in the Shares and ADSs"
•	"Annex A—Agreement and Plan of Merger"

Item 6    Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet"
	•	"Questions and Answers about the Extraordinary General Meeting and the Merger"
	•	"Special Factors—Purposes of and Reasons for the Merger"
	•	"Special Factors—Effects of the Merger on the Company"
	•	"The Merger Agreement"
	•	"Annex A—Agreement and Plan of Merger"
(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet—The Merger"
	•	"Summary Term Sheet—Purposes and Effects of the Merger"
	•	"Summary Term Sheet—Plans for the Company after the Merger"
	•	"Summary Term Sheet—Financing of the Merger"
	•	"Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"
	•	"Special Factors—Background of the Merger"
	•	"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"
	•	"Special Factors—Purposes of and Reasons for the Merger"
	•	"Special Factors—Effects of the Merger on the Company"
	•	"Special Factors—Plans for the Company after the Merger"
	•	"Special Factors—Financing"
	•	"Special Factors—Interests of Certain Persons in the Merger"
	•	"The Merger Agreement"
	•	"Annex A—Agreement and Plan of Merger"

Item 7    Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet—Purposes and Effects of the Merger"

	•	"Summary Term Sheet—Plans for the Company after the Merger"
	•	"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"
	•	"Special Factors—Purposes of and Reasons for the Merger"
(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
	•	"Special Factors—Background of the Merger"
	•	"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"
	•	"Special Factors—Position of the Buyer Group as to the Fairness of the Merger"
	•	"Special Factors—Purposes of and Reasons for the Merger"
	•	"Special Factors—Alternatives to the Merger"
	•	"Special Factors—Effects on the Company if the Merger is not Completed"
(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet—Purposes and Effects of the Merger"
	•	"Special Factors—Background of the Merger"
	•	"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"
	•	"Special Factors—Position of the Buyer Group as to the Fairness of the Merger"
	•	"Special Factors—Purposes of and Reasons for the Merger"
	•	"Special Factors—Effects of the Merger on the Company"
(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet—Purposes and Effects of the Merger"
	•	"Special Factors—Background of the Merger"
	•	"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"
	•	"Special Factors—Effects of the Merger on the Company"
	•	"Special Factors—Plans for the Company after the Merger"
	•	"Special Factors—Effects on the Company if the Merger is not Completed"
	•	"Special Factors—Interests of Certain Persons in the Merger"
	•	"The Merger Agreement"
	•	"Material U.S. Federal Income Tax Considerations"
	•	"Material PRC Income Tax Considerations"
	•	"Material Cayman Islands Tax Considerations"

•	"Annex A—Agreement and Plan of Merger"

Item 8    Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet—Recommendations of the Special Committee and Our Board of Directors"
	•	"Summary Term Sheet—Position of the Buyer Group as to Fairness"
	•	"Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"
	•	"Special Factors—Background of the Merger"
	•	"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"
	•	"Special Factors—Position of the Buyer Group as to the Fairness of the Merger"
	•	"Special Factors—Opinion of Oppenheimer, the Special Committee's Financial Advisor"
	•	"Special Factors—Interests of Certain Persons in the Merger"
	•	"Annex B—Opinion of Oppenheimer & Co. Inc. as the Special Committee's Financial Advisor"
(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet—Shareholder Vote Required to Approve the Merger Agreement"
	•	"Questions and Answers about the Extraordinary General Meeting and the Merger"
	•	"The Extraordinary General Meeting—Vote Required"
(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
	•	"Special Factors—Background of the Merger"
	•	"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"
	•	"Special Factors—Opinion of Oppenheimer, the Special Committee's Financial Advisor"
	•	"Annex B—Opinion of Oppenheimer & Co. Inc. as the Special Committee's Financial Advisor"
(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet—Recommendations of the Special Committee and Our Board of Directors"

	•	"Special Factors—Background of the Merger"
	•	"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"
(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
	•	"Special Factors—Background of the Merger"
	•	"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"

Item 9    Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet—Opinion of Oppenheimer, the Special Committee's Financial Advisor"
	•	"Special Factors—Background of the Merger"
	•	"Special Factors—Opinion of Oppenheimer, the Special Committee's Financial Advisor"
	•	"Annex B—Opinion of Oppenheimer & Co. Inc. as the Special Committee's Financial Advisor"
(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
	•	"Special Factors—Opinion of Oppenheimer, the Special Committee's Financial Advisor"
	•	"Annex B—Opinion of Oppenheimer & Co. Inc. as the Special Committee's Financial Advisor"
(c)	Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
	•	"Where You Can Find More Information"

        The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares and ADSs or his, her or its representative who has been so designated in writing.

Item 10    Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet—Financing of the Merger"
	•	"Special Factors—Financing"
	•	"The Merger Agreement"

	•	"Annex A—Agreement and Plan of Merger"
(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet—Financing of the Merger"
	•	"Special Factors—Financing"
(c)	Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
	•	"Special Factors—Fees and Expenses"
(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet—Financing of the Merger"
	•	"Special Factors—Financing"

Item 11    Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet—Share Ownership of the Company's Directors and Officers and Voting Commitments"
	•	"Special Factors—Interests of Certain Persons in the Merger"
	•	"Security Ownership of Certain Beneficial Owners and Management of the Company"
(b)	Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
	•	"Transactions in the Shares and ADSs"

Item 12    The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet—Share Ownership of the Company's Directors and Officers and Voting Commitments"
	•	"Questions and Answers about the Extraordinary General Meeting and the Merger"
	•	"Special Factors—Voting by the Buyer Group at the Extraordinary General Meeting"
	•	"The Extraordinary General Meeting—Vote Required"
	•	"Security Ownership of Certain Beneficial Owners and Management of the Company"

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet—Recommendations of the Special Committee and Our Board of Directors"
	•	"Summary Term Sheet—Position of the Buyer Group as to Fairness"
	•	"Summary Term Sheet—Share Ownership of the Company's Directors and Officers and Voting Commitments"
	•	"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"
	•	"Special Factors—Position of the Buyer Group as to the Fairness of the Merger"
	•	"The Extraordinary General Meeting—Our Board's Recommendation"

Item 13    Financial Statements

(a)	Financial Information. The audited financial statements of the Company for the two years ended December 31, 2010 and 2011 are incorporated herein by reference to the Company's Form 20-F for the year ended December 31, 2011, filed on April 5, 2012 (see page F-1 and following pages).

        The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

	•	"Financial Information"
	•	"Where You Can Find More Information"
(b)	Pro Forma Information. Not applicable.

Item 14    Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
	•	"The Extraordinary General Meeting—Solicitation of Proxies"
(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
	•	"Summary Term Sheet—The Parties Involved in the Merger"
	•	"Special Factors—Interests of Certain Persons in the Merger"
	•	"Annex D—Directors and Executive Officers of the Company and Each Entity in the Buyer Group"

Item 15    Additional Information

(c)	Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16    Exhibits

(a)-(1)	Preliminary Proxy Statement of the Company dated , 2013 (the "Proxy Statement").
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3)†	Proxy Card.
(a)-(4)††	ADS Voting Instructions Card
(a)-(5)	Press Release issued by the Company, dated December 24, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 27, 2012.
(c)-(1)	Opinion of Oppenheimer & Co. Inc., dated December 24, 2012, incorporated herein by reference to Annex B to the Proxy Statement.
(c)-(2)†	Discussion Materials prepared by Oppenheimer & Co. Inc. for discussion with the special committee of the board of directors of the Company, dated December 24, 2012.
(c)-(3)††	Discussion Materials prepared by Oppenheimer & Co. Inc. for discussion with the special committee of the board of directors of the Company, dated November 27, 2012.
(d)-(1)	Agreement and Plan of Merger dated as of December 24, 2012, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.
(d)-(2)
Limited Guaranty dated as of December 24, 2012, by Mr. Liangsheng Chen in favor of the Company, incorporated herein by reference to Exhibit 99.3 to the Report on Form 6-K furnished by the Company to the SEC on December 27, 2012.
(d)-(3)
Equity Commitment Letter dated as of December 24, 2012, by and between Parent and Mr. Liangsheng Chen, incorporated herein by reference to Exhibit 99.4 to the Report on Form 6-K furnished by the Company to the SEC on December 27, 2012.
(f)-(1)	Dissenters' Rights, incorporated herein by reference to the section entitled "Dissenters' Rights" in the Proxy Statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

†
Previously filed on January 7, 2013.

††
Previously filed on February 4, 2013.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2013

SYSWIN Inc.
By:	/s/ ZELAI ZHANG
	Name:	Zelai Zhang
	Title:	Director
Liangsheng Chen
/s/ LIANGSHENG CHEN Liangsheng Chen
Brilliant Strategy Limited
By:	/s/ LIANGSHENG CHEN
	Name:	Liangsheng Chen
	Title:	Director
Brilliant Acquisition Limited
By:	/s/ LIANGSHENG CHEN
	Name:	Liangsheng Chen
	Title:	Director

EXHIBIT INDEX

(a)-(1)	Preliminary Proxy Statement of the Company dated , 2013 (the "Proxy Statement").
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3)†	Proxy Card.
(a)-(4)††	ADS Voting Instructions Card
(a)-(5)	Press Release issued by the Company, dated December 24, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 27, 2012.
(c)-(1)	Opinion of Oppenheimer & Co. Inc., dated December 24, 2012, incorporated herein by reference to Annex B to the Proxy Statement.
(c)-(2)†	Discussion Materials prepared by Oppenheimer & Co. Inc. for discussion with the special committee of the board of directors of the Company, dated December 24, 2012.
(c)-(3)††	Discussion Materials prepared by Oppenheimer & Co. Inc. for discussion with the special committee of the board of directors of the Company, dated November 27, 2012.
(d)-(1)	Agreement and Plan of Merger dated as of December 24, 2012, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.
(d)-(2)
Limited Guaranty dated as of December 24, 2012, by Mr. Liangsheng Chen in favor of the Company, incorporated herein by reference to Exhibit 99.3 to the Report on Form 6-K furnished by the Company to the SEC on December 27, 2012.
(d)-(3)
Equity Commitment Letter dated as of December 24, 2012, by and between Parent and Mr. Liangsheng Chen, incorporated herein by reference to Exhibit 99.4 to the Report on Form 6-K furnished by the Company to the SEC on December 27, 2012.
(f)-(1)	Dissenters' Rights, incorporated herein by reference to the section entitled "Dissenters' Rights" in the Proxy Statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

†
Previously filed on January 7, 2013.

††
Previously filed on February 4, 2013.